================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                               TRANSMONTAIGNE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    893934109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                HERBERT THORNHILL
                                 MORGAN STANLEY
                      2000 WESTCHESTER AVENUE, ONE SOUTH C
                               PURCHASE, NY 10577
                                 (914) 225-5542
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 21, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 893934109

--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)

                           MORGAN STANLEY
--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group      (a)  [ ]
                  (See Instructions)                                    (b)  [X]
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)

                  BK, OO
--------------------------------------------------------------------------------
         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)                                      [X]
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization

                           DELAWARE
--------------------------------------------------------------------------------
                7.       Sole Voting Power

                                  -0-
               -----------------------------------------------------------------
NUMBER OF       8.       Shared Voting Power
SHARES
BENEFICIALLY                      5,543,150
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9.       Sole Dispositive Power
PERSON WITH
                                  -0-
               -----------------------------------------------------------------
                10.      Shared Dispositive Power

                                  5,545,150
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                           5,545,150 (SEE ITEMS 4 AND 5)
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                  [ ]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                           10.07% (SEE ITEM 5)
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                           HC, CO
--------------------------------------------------------------------------------

Cusip No. 893934109

--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)

                           MORGAN STANLEY CAPITAL GROUP INC.
--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group      (a)  [ ]
                  (See Instructions)                                    (b)  [X]
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)

                  BK, OO
--------------------------------------------------------------------------------
         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)                                      [X]
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization

                           DELAWARE
--------------------------------------------------------------------------------
                7.       Sole Voting Power

                                  -0-
               -----------------------------------------------------------------
NUMBER OF       8.       Shared Voting Power
SHARES
BENEFICIALLY                      5,500,000
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9.       Sole Dispositive Power
PERSON WITH
                                  -0-
               -----------------------------------------------------------------
                10.      Shared Dispositive Power

                                  5,500,000
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                           5,500,000 (SEE ITEMS 4 AND 5)
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                  [ ]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                           9.99% (SEE ITEM 5)
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                           CO
--------------------------------------------------------------------------------

Cusip No. 893934109

--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)

                           MORGAN STANLEY & CO. INCORPORATED
--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group      (a)  [ ]
                  (See Instructions)                                    (b)  [X]
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)

                  BK, OO
--------------------------------------------------------------------------------
         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)                                      [X]
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization

                           DELAWARE
--------------------------------------------------------------------------------
                7.       Sole Voting Power

                                  -0-
               -----------------------------------------------------------------
NUMBER OF       8.       Shared Voting Power
SHARES
BENEFICIALLY                      400
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9.       Sole Dispositive Power
PERSON WITH
                                  -0-
               -----------------------------------------------------------------
                10.      Shared Dispositive Power

                                  400
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                           400 (SEE ITEM 5)
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                  [ ]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                           0.00% (SEE ITEM 5)
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                           CO
--------------------------------------------------------------------------------

Cusip No. 893934109

--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)

                           MORGAN STANLEY DW INC.
--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group      (a)  [ ]
                  (See Instructions)                                    (b)  [X]
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)

                  BK, OO
--------------------------------------------------------------------------------
         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)                                      [X]
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization

                           DELAWARE
--------------------------------------------------------------------------------
                7.       Sole Voting Power

                                  -0-
               -----------------------------------------------------------------
NUMBER OF       8.       Shared Voting Power
SHARES
BENEFICIALLY                      42,750
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9.       Sole Dispositive Power
PERSON WITH
                                  -0-
               -----------------------------------------------------------------
                10.      Shared Dispositive Power

                                  44,750
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                           44,750 (SEE ITEM 5)
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                  [ ]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                           0.09% (SEE ITEM 5)
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                           CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Morgan Stanley ("MS"), Morgan Stanley Capital Group Inc. ("MSCGI"), Morgan Stanley & Co. Incorporated ("MS&Co."), and Morgan Stanley DW Inc. ("MSDW", and, together with MS, MSCGI, and MS&Co., the "Reporting Persons") hereby amend the Schedule 13D originally filed on January 10, 2005.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended in its entirety as follows:

     This Schedule 13D is being filed jointly on behalf of the Reporting Persons. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS, MSCGI, MS&Co. and MSDW are set forth in Schedules A, B, C and D, respectively.

     The address of the principal business office of MS and MS&Co. is 1585 Broadway, New York, New York, 10036. The address of the principal business office of MSCGI and MSDW is 2000 Westchester Avenue, Floor 01, Purchase, NY 10577.

     MS is a global financial services firm that maintains leading market positions in each of its business segments - Institutional Securities, Global Wealth Management Group, Asset Management, and Discover.

     MSCGI is a wholly owned subsidiary of MS. MSCGI effects non-regulated transactions with various international clients in various international markets. MSCGI is a non-clearing member of NYMEX and executes transactions for its own account on such exchange.

     MS&Co. and MSDW are wholly-owned subsidiaries of MS.

     During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedules A, B or C attached hereto, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in paragraphs (i), (ii) and (iii) below. Unless the context otherwise requires, the term "Morgan Stanley" means MS and its consolidated subsidiaries.

     (i) In April 2003, MS&Co., along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission ("SEC"), the New York State Attorney General's Office, the New York Stock Exchange ("NYSE"), the National Association of Securities Dealers, Inc. ("NASD"), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty,
(2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

     (ii) On November 17, 2003, MSDW consented, without admitting or denying the findings, to an entry of an order (the "Order") that resolved the SEC's and NASD's investigations into certain practices relating to MSDW's offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order, MSDW was ordered to (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934 ("Exchange Act"), (2) distribute for the benefit of certain customers who purchased funds through MSDW pursuant to marketing arrangements between MSDW and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

     (iii) In January 2005, the SEC announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC's investigation relating to initial public offering ("IPO") allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by adding the following:

     MS plans to finance the transactions described in Item 4 below with available cash, other liquid assets, and proceeds from the incurrence of new debt.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding the following:

     On March 21, 2006, MSCGI sent the following letter to the Company's board of directors.

     [MSCGI Letterhead]

     March 21, 2006

     Mr. Donald H. Anderson
     Vice Chairman, President, and CEO
     TransMontaigne Inc.
     1670 Broadway, Ste. 3100
     Denver, CO 80202
     U.S.A.

     Dear Don:

     In connection with our ongoing discussions regarding our business relationships, you inquired of our plans with respect to Transmontaigne Inc. (the "Company"), and in particular whether we would be interested in an expansion of our strategic relationship. We advised you that absent due diligence we would not be in a position to assess our interest, but that we would be willing to undertake a due diligence investigation to determine whether or not we had such an interest. In that connection, we would like to thank you for the opportunity that you have provided to Morgan Stanley Capital Group, Inc. ("Morgan Stanley") and its representatives to perform a due diligence investigation of the Company. We appreciate the time and effort that Company management has devoted to providing us information about the Company, and we are very satisfied with the progress and results of our investigation to date.

     As a result of that investigation, Morgan Stanley is pleased to propose to acquire, directly or indirectly, 100% of the equity securities of the Company at a price per share of $8.50. If this is attractive to you, we would propose completing remaining due diligence expeditiously, while simultaneously negotiating definitive transaction agreements and obtaining definitive financing commitments.

     Our proposal is conditioned upon our satisfaction with final due diligence, regulatory and other customary conditions, the negotiation of definitive transaction documents, the receipt of final approvals from both your and our boards of directors, and finalization of financing commitments. Morgan Stanley and its advisors are prepared to devote all necessary time and resources to complete this transaction promptly. We are available at your convenience to answer any questions that you may have concerning our proposal.

     This letter is a non-binding indication of the interest of Morgan Stanley in acquiring the Company, and does not reflect an agreement (or agreement to agree) or other legally binding obligation. Neither Morgan Stanley nor the Company shall have any obligation to enter into or consummate a transaction, except if and to the extent reflected in definitive agreements executed by the parties. As we are sure you understand, consistent with our obligations under federal securities laws, this letter will become publicly available when we file it with an amendment to our Schedule 13D.

     Sincerely yours,
     John Shapiro

     /s/ John Shapiro

     President
     Morgan Stanley Capital Group, Inc.

                                     * * * *

     The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose, pursue, or choose not to pursue the transaction described in the above letter; change the terms of the transaction described in the above letter, including the price, conditions, or scope of the transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the transaction described in the above letter; otherwise seek control or seek to influence the management and policies of the Company; or change their intentions with respect to any such matters. In connection with the proposed transaction, the Reporting Persons are considering other transactions with respect to the Company and its assets, including without limitation financing transactions or sales of assets to the Company's affiliated master limited partnership or third parties.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     Item 5 is hereby amended in its entirety as follows:

     (a) and (b): For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS may be deemed to beneficially own up to 5,545,150 shares of Common Stock (5,500,000 of which are issuable upon exercise of the Warrants), or approximately 9.99% of the outstanding shares of Common Stock based on 49,579,933 shares of Common Stock outstanding as of January 31, 2006 and assuming the exercise in full of the Warrants. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, MSCGI, MS&Co. and MSDW.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCGI may be deemed to beneficially own up to 5,500,000 shares of Common Stock issuable upon exercise of the Warrants, or approximately 9.99% of the outstanding shares of Common Stock based on 49,579,933 shares of Common Stock outstanding as of January 31, 2006 and assuming the exercise in full of the Warrants.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own up to 400 shares of Common Stock, or approximately 0.00% of the outstanding shares of Common Stock based on 49,579,933 shares of Common Stock outstanding as of January 31, 2006.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW may be deemed to beneficially own up to 44,750 shares of Common Stock, or approximately 0.09% of the outstanding shares of Common Stock based on 49,579,933 shares of Common Stock outstanding as of January 31, 2006.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

     MS and MS&Co. may be deemed to have shared voting and dispositive power with respect to 400 shares of Common Stock held in a proprietary account at MS&Co. that were previously acquired in open market transactions. By virtue of the relationship previously reported under Item 2 of this statement, each of MS and MSCGI may be deemed to have shared voting and dispositive power with respect to 5,500,000 shares of Common Stock beneficially owned by MSCGI. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Except as disclosed in Schedule E, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days. None of the Reporting Persons is aware of any information that indicates that any other Reporting Person has effected any such transaction.

     (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MSCGI and MS&Co. and the proceeds from the sale of the shares of Common Stock.

     (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated March 21, 2006 between MS, MSCGI, and MS&Co.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2006


                                               MORGAN STANLEY

                                               /s/ Dennine Bullard
                                               ---------------------------------
                                               Name:  Dennine Bullard
                                               Title: Authorized Signatory


                                               MORGAN STANLEY CAPITAL GROUP INC.

                                               /s/ Robert P. Kinney
                                               ---------------------------------
                                               Name:  Robert P. Kinney
                                               Title: Vice President


                                               MORGAN STANLEY & CO. INCORPORATED

                                               /s/ Dennine Bullard
                                               ---------------------------------
                                               Name:  Dennine Bullard
                                               Title: Authorized Signatory


                                               MORGAN STANLEY DW INC.

                                               /s/ Kirk Wickman
                                               ---------------------------------
                                               Name:  Kirk Wickman
                                               Title: Managing Director,
                                                      General Counsel
                                                      and Secretary

                                                                      SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                 MORGAN STANLEY

     The names of the directors and the names and titles of the executive officers of Morgan Stanley ("MS") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name                        Title
----                        -----

*John J. Mack               Chairman of the Board and Chief Executive Officer

*Roy J. Bostock             Chairman of the Partnership for a Drug-Free America

*Erskine B. Bowles          President-Elect of the University of North Carolina

*Sir Howard J. Davies(1)    Director, The London School of Economics and
                            Political Science

*C. Robert Kidder           Principal of Stonehenge Partners, Inc.

*Charles H. Noski           Corporate Vice President and Chief Financial Officer
                            of Northrop Grumman Corp.

*O. Griffith Sexton         Adjunct professor of finance at Columbia Business
                            School

*Laura D'Andrea Tyson       Dean of the London Business School

*Klaus Zumwinkel(2)         Chairman of the Board of Management of Deutsche
                            Post AG

Walid Chammah               Head of Investment Banking

Jonathan Chenevix-Trench(3) Chairman, Morgan Stanley International

Zoe Cruz                    Co-President

Thomas Daula                Chief Risk Officer

James P. Gorman             President and COO, Global Wealth Management Group

David Heleniak              Vice Chairman

Roger C. Hochschild         President and COO, Discover Financial Services

Jerker Johansson(4)         Co-Head of Institutional Sales and Trading

Gary G. Lynch               Chief Legal Officer

Alasdair Morrison(5)        Chairman and CEO, Morgan Stanley Asia

Eileen Murray               Head of Global Operations and Technology

David W. Nelms              Chairman and CEO, Discover Financial Services

Thomas Nides                Chief Administrative Officer and Secretary

Robert W. Scully            Co-President

Neal Shear                  Co-Head of Institutional Sales and Trading

David H. Sidwell            Executive Vice President and Chief Financial Officer

Cordell Spencer(6)          Deputy Head of Investment Banking

Owen D. Thomas              President and COO, Investment Management


(1)   Sir Howard Davies is an English citizen.
(2)   Klaus Zumwinkel is a German citizen.
(3)   Jonathan Chenevix-Trench is an English citizen.
(4)   Jerker Johansson is a Swedish citizen.
(5)   Alasdair Morrison is an English citizen.
(6)   Cordell Spencer is a Canadian citizen.
(*)   Director

                                                                      SCHEDULE B

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY CAPITAL GROUP, INC

     The names of the directors and the names and titles of the executive officers of Morgan Stanley Capital Group, Inc ("MSCGI") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSCGI at 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSCGI and each individual is a United States citizen.

Name                          Title
----                          -----

*John A. Shapiro              Chairman and President

G. William Brown              Vice President

Colin Bryce                   Vice President

Kenneth Carlino               Vice President

Benjamin Cross                Vice President

Michael H. Drury              Vice President

Simon T.W. Greenshields       Vice President

Deborah L. Hart               Vice President

Nancy A. King                 Vice President

Robert P. Kinney              Vice President

Christopher Marmo             Vice President

Stephen P. Mettler            Vice President

*Philip V. Newcomb            Vice President

*Mary Lou Peters              Vice President

Ian Henry Franklin Potter     Vice President

Olav N. Refvik                Vice President

Brian J. Armstrong            Treasurer

William F. McCoy              Secretary

(*)    Director

                                                                      SCHEDULE C

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY & CO. INCORPORATED

     The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. Incorporated ("MS&Co.") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

Name                      Present Principal Occupation
----                      ----------------------------

*Walid A. Chammah         Managing Director of MS&Co.
                          and Head of Investment Banking of MS

*Charles Chasin           Managing Director of MS&Co.
                          and Chief of Staff to the Co-Presidents of MS

*Zoe Cruz                 Managing Director, Chief Executive Officer
                          and President of MS&Co. and Co-President of MS

*Richard Portogallo       Managing Director of MS&Co.
                          and Head of U.S. Equity Division of MS

*Robin Roger              Managing Director of MS&Co.

*Neal A. Shear            Managing Director of MS&Co.
                          and Co-Head of Institutional Sales and Trading of MS

*Cordell G. Spencer       Managing Director of MS&Co.
                          and Deputy Head of Investment Banking of MS

John H. Faulkner          Managing Director, General Counsel
                          and Secretary of MS&Co.

Paul C. Wirth             Managing Director and Chief Financial Officer of
                          MS&Co. and Controller and Principal Accounting Officer of MS

Jill W. Ostergaard        Managing Director and Chief Compliance Officer
                          of MS&Co.

(*)   Director

                                                                      SCHEDULE D

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                             MORGAN STANLEY DW INC.

     The names of the directors and the names and titles of the executive officers of Morgan Stanley DW Inc. ("MSDW") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSDW at 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

Name                      Present Principal Occupation
----                      ----------------------------

*Frank Bianco             Managing Director, Controller
                          and Chief Financial Officer

*Michael R. Durbin        Managing Director

*Raymond A. Harris        Acting President and COO, Individual Investor Group
                          of MS

*Richard R. Sanchez       Managing Director

*Kirk Wickman             Managing Director, General Counsel and Secretary

James P. Gorman           President, Chief Executive Officer, Chief Operating
                          Officer, Managing Director

Jeffrey L. Adams          Managing Director

Ian Bernstein             Managing Director

Michael A. Burke, Sr.     Managing Director

Ronald T. Carman          Managing Director and Assistant Secretary

Noland Cheng              Managing Director

Scott R. Graflund         Managing Director

Shelley S. Hanan          Managing Director

Thomas K. Harms           Managing Director

Henry E. Kaplan           Managing Director

Douglas J. Ketterer       Managing Director

Paul W. Klug              Managing Director

Steven G. Magee           Managing Director

William A. McMahon        Managing Director

James Mahon               Managing Director

Kevin Morano              Managing Director

Thomas P. O'Brien         Managing Director

Michelle B. Oroschakoff   Chief Compliance Officer

Daniel Petrozzo           Managing Director

Raymond M. Smesko         Managing Director

Sririam Subramaniam       Managing Director

Edward M. Sullivan        Managing Director

George D. Sullivan        Managing Director

Jeffrey S. Swartz         Managing Director

Benedict R. Tarantino     Managing Director

Todd R. Taylor            Managing Director

Chris Van Aeken           Managing Director

Eileen Wallace            Treasurer

(*)   Director

                                                                      SCHEDULE E

                   TRANSACTIONS IN THE PAST SIXTY DAYS BY MSDW

     Unless otherwise indicated, each of the transactions described below was effected for cash on the New York Stock Exchange.

                                         Number of Shares
Purchase/Sale            Date             of Common Stock        Price per Share
-------------            ----             ---------------        ---------------
   Purchase          Feb. 10, 2006              225                   7.3819
   Purchase          Feb. 10, 2006              400                   7.3819
   Purchase          Feb. 10, 2006              400                   7.3819
   Purchase          Feb. 10, 2006              525                   7.3819
   Purchase          Feb. 10, 2006              400                   7.3819
   Purchase          Feb. 10, 2006              375                   7.3819
   Purchase          Feb. 10, 2006              400                   7.3819
   Purchase          Feb. 10, 2006              450                   7.3819
   Purchase          Feb. 10, 2006              550                   7.3819
   Purchase          Feb. 10, 2006              450                   7.3819
   Purchase          Feb. 10, 2006              450                   7.3819
   Purchase          Feb. 10, 2006              425                   7.3819
   Purchase          Feb. 10, 2006              425                   7.3819
   Purchase          Feb. 10, 2006              2200                  7.3819
   Purchase          Feb. 10, 2006              400                   7.3819
   Purchase          Feb. 10, 2006              400                   7.3819
   Purchase          Feb. 10, 2006              375                   7.3819
   Purchase          Feb. 10, 2006              425                   7.3819
   Purchase          Feb. 10, 2006              400                   7.3819
   Purchase          Feb. 10, 2006              575                   7.3819
   Purchase          Feb. 10, 2006              350                   7.3819
   Purchase          Feb. 10, 2006              550                   7.3819
   Purchase          Feb. 10, 2006              400                   7.3819
   Purchase          Feb. 10, 2006              425                   7.3819
   Purchase          Mar. 9, 2006               650                   7.3437
   Purchase          Mar. 9, 2006               2375                  7.3437
   Purchase          Mar. 9, 2006               750                   7.3437
   Purchase          Mar. 9, 2006               600                   7.3437
   Purchase          Mar. 9, 2006               550                   7.3437
   Purchase          Mar. 9, 2006               500                   7.3437
   Purchase          Mar. 9, 2006               2125                  7.3437
   Purchase          Mar. 9, 2006               725                   7.3437
   Purchase          Mar. 9, 2006               575                   7.3437
   Purchase          Mar. 9, 2006               750                   7.3437
   Purchase          Mar. 9, 2006               550                   7.3437
   Purchase          Mar. 9, 2006               1000                  7.3437
   Purchase          Mar. 9, 2006               650                   7.3437
   Purchase          Mar. 9, 2006               600                   7.3437
   Purchase          Mar. 9, 2006               525                   7.3437
   Purchase          Mar. 9, 2006               550                   7.3437
   Purchase          Mar. 9, 2006               575                   7.3437


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EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement dated March 21, 2006 between MS, MSCGI, MS&Co and MSDW.